SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ascent Media Corporation
(Name of Issuer)

Series A Common Stock
(Title of Class of Securities)

                                                                                               ________043632108_________
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ December 4, 2008________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  043632108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 144,358 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 144,358 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 144,358 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.08%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No.  043632108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 455,537 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 493,616 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 493,616 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.68%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No.  043632108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,100 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,100 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,100 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No.  043632108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 225 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 225 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 225 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No.  043632108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 66,700 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 66,700 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 66,700 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.50%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No.  043632108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 398 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 398 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 398 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No.  043632108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 200 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 200 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 200 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No.  043632108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,850 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,850 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,850 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No.  043632108
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 257 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 257 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 257 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Series A Common Stock of Ascent Media Corporation (the “Issuer”), a Delaware corporation with principal offices located at 520 Broadway, 5th Floor, Santa Monica, California 90401.

Item 2.                                Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GAMCO Investors, Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”),  and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, Gabelli Enterprise M&A Fund, The Gabelli SRI Fund, Inc. and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
GBL is the largest shareholder of Teton Advisors, an investment adviser registered under the Advisers Act, which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund, The GAMCO Westwood Small Cap Fund and BB Micro-Cap Growth Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the
Investment Manager of the Foundation. Elisa Gabelli Wilson is the President of the Foundation.
Mario Gabelli is the majority stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a New York corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.                                Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $16,962,448 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $11,580,454 and $3,642,814, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GSI used approximately $36,717 of client funds to purchase the Securities reported by it. MJG Associates used approximately $12,630 of client funds to purchase the Securities reported by it. Teton Advisors used approximately $1,583,628 of funds of investment advisory clients to purchase the Securities reported by it. Foundation used approximately $5,941 of working capital to purchase the Securities reported by it. GBL used approximately $80,006 of working capital to purchase the Securities reported by it. GGCP used approximately $5,052 of working capital to purchase the Securities reported by it. Mario Gabelli used approximately 15,206 of funds of a private entity to purchase the Securities reported by it.

Item 4.                                Purpose of Transaction
Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations.  In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  The Reporting Persons do not believe they possess material inside information concerning the Issuer.  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund’s shares independently.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 709,704 shares, representing 5.30% of the 13,399,099 shares outstanding as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended September 30, 2008.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO	493,616	3.68%
Gabelli Funds GSI MJG Associates Teton Advisors Foundation GBL GGCP Mario Gabelli	144,358 1,100 225 66,700 398 2,850 200 257	1.08% 0.01% 0.00% 0.50% 0.00% 0.02% 0.00% 0.00%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 38,079 of the reported shares,  (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisers and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisers, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.                                Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit A in the Amendment No. 2 to Schedule 13D of the Reporting Persons with respect to Lifecore Biomedical, Inc.
Exhibit A:	Joint Filing Agreement

Exhibit B:	Powers of Attorney to Peter D. Goldstein, Christopher J. Michailoff, and Douglas R. Jamieson from Mario J. Gabelli

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      December 15, 2008

                                MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION
GGCP, INC.
GABELLI SECURITIES, INC.
                GABELLI FUNDS, LLC
                                                                                TETON ADVISORS, INC.
GAMCO ASSET MANAGEMENT INC
GAMCO INVESTORS, INC.

          By:/s/ Douglas R. Jamieson
          Douglas R. Jamieson
          Attorney-in-Fact for Mario J. Gabelli, MJG Associates, Inc. and
                                                                                                  Gabelli Foundation
          President, Gabelli Securities, Inc.
          Director – GGCP, Inc.
                                                                                          President & Chief Operating Officer of the sole member of
                 Gabelli Funds, LLC.
          Director – Teton Advisors, Inc.
                                                                                          President – GAMCO Asset Management Inc.
                                                                                          President & Chief Operating Officer – GAMCO  Investors, Inc.

 Schedule I
                         Information with Respect to Executive
                    Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant

Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc J. Gabelli	Chairman of The LGL Group, Inc.
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Account Executive for GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc.
Michael Gabelli	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli John D. Gabelli	See above Senior Vice President

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Robert S. Prather	President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Jeffrey M. Farber Christopher Michailoff	President and Chief Operating Officer Senior Vice President Executive Vice President and Chief Financial Officer Acting Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Jeffrey M. Farber Chistopher J. Michailoff	President Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	Vice President and President Closed-End Fund Division
Teton Advisors, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson Nicholas F. Galluccio Alfred W. Fiore Edward T. Tokar	See above See above Chief Executive Officer and President See below Beacon Trust Senior Managing Director 333 Main Street Madison, NJ 07940
Officers:
Bruce N. Alpert Nicholas F. Galluccio Jeffrey M. Farber	Chairman See above Chief Financial Officer

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President

Officers:
Douglas R. Jamieson Christopher J. Michailoff Kieran Caterina	See above Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	See Above
Bruce N. Alpert Diane M. LaPointe	Vice President - Mutual Funds Controller/Financial and Operations Principal

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)

COMMON STOCK-ASCENT MEDIA CORPORATION SERIES A

GABELLI SECURITIES, INC.
12/03/08 2,000- 19.9758
11/26/08 970 20.0670
11/18/08 2,000- 22.2449
GAMCO ASSET MANAGEMENT INC.
12/12/08 1,000- 18.6557
12/10/08 5- 19.8380
12/09/08 25- 19.5496
12/09/08 750- 19.8124
12/08/08 3,000 20.0662
12/08/08 4,000 20.0800
12/08/08 1,500 20.0878
12/08/08 1,000 20.1095
12/05/08 7- 19.7486
12/04/08 25- 19.9796
12/04/08 37- 19.8497
12/03/08 2,000 20.0123
12/03/08 5,000 19.9603
12/03/08 490 20.0800
12/02/08 16- 19.5894
12/02/08 500 20.0936
11/28/08 750 20.0981
11/28/08 10- 13.1330
11/28/08 60- 19.5305
11/28/08 3,999 20.0439
11/28/08 1,000 20.0764
11/28/08 500- 19.5040
11/28/08 25- 17.0336
11/28/08 5,000 20.0244
11/28/08 195 20.3447
11/28/08 1,000 20.1414
11/28/08 23- 16.8074
11/26/08 4,000 19.7508
11/26/08 2,000 19.7789
11/26/08 2,000 19.9770
11/26/08 1,900 19.7806
11/26/08 2,100 19.7774
11/26/08 5- 16.5980
11/25/08 7- 10.8529
11/25/08 37- 18.3830
11/25/08 50- 18.8398
11/25/08 1,000- 20.0748
11/25/08 500- 20.0098
11/25/08 10- 13.6390
11/25/08 15- 15.8060
11/24/08 500 20.6000
11/24/08 4,000 20.6148
11/24/08 2,000 20.6470
11/24/08 1,000 20.6473
11/24/08 2,000 20.5900
11/24/08 434 20.7321
11/21/08 7- 20.2271
11/21/08 36- 20.2283
11/21/08 15- 20.2280
11/20/08 5- 20.7980
11/20/08 52- 19.9231
11/20/08 1,000- 20.4169
11/20/08 20- 17.2315
11/20/08 51 20.4800
11/19/08 1,600 22.0300
11/19/08 2,944 22.0221
11/18/08 10- 15.5990
11/18/08 500 23.2600
11/18/08 1,056 22.0616
11/18/08 400 22.0300
11/14/08 43- 21.5998
11/14/08 2- 19.5000
11/13/08 15- 20.8293
11/12/08 7- 21.8929
11/07/08 876 23.2889
11/07/08 850 23.2912
11/07/08 23- 23.2696
11/07/08 15- 23.2693
11/07/08 4,849 23.2281
11/06/08 5,151 23.2326
11/05/08 700 24.4843
11/05/08 3- 24.2167
11/03/08 195 25.2051
11/03/08 1,161 25.0200
11/03/08 193 25.2031
11/03/08 570 25.2000
11/03/08 185 25.1946
11/03/08 195 25.1944
11/03/08 195 25.2026
10/31/08 190 24.9289
10/31/08 185 25.0975
10/30/08 14- 23.3579
10/30/08 27- 23.3585
10/30/08 5,550 23.2463
10/29/08 1,250 23.7592
10/29/08 2,900 23.2310
10/29/08 3,194 23.6000
10/29/08 2,200 23.3454
10/29/08 850 23.5905
10/29/08 1,800 23.3520
10/29/08 2,000 23.3484
10/28/08 15- 23.3693
10/27/08 200- 22.4249
10/27/08 1,000 23.1182
10/23/08 2,436 23.9463
10/23/08 1,925 23.9534
10/22/08 1,300 24.2262
10/21/08 380 23.2541
10/21/08 300 23.2997
10/21/08 444 23.2294
10/21/08 410 23.2415
10/21/08 699 23.1760
10/21/08 721 23.1731
10/21/08 303 23.2975
10/21/08 1,200 23.2455
10/21/08 418 23.2385
10/21/08 1,769 23.1565
10/21/08 350 23.2687
10/21/08 834 23.2389
10/21/08 879 23.1570
10/21/08 750 23.2563
10/21/08 370 23.2587
10/21/08 1,908 23.1511
10/21/08 900 23.1552
10/21/08 886 23.1564
10/20/08 100 22.2400
10/20/08 686 22.6584
10/20/08 917 22.6345
10/20/08 915 22.6346
10/20/08 910 22.6350
10/20/08 2,721 22.6353
10/20/08 500 22.4999
10/20/08 202 22.8854
10/20/08 413 22.7210
10/20/08 417 22.7195
10/20/08 50- 22.5198
10/20/08 5,000 22.4880
10/17/08 1,801 22.4998
10/17/08 1,250 22.5157
10/17/08 2,000 22.4962
10/17/08 900 22.5359
10/17/08 800 22.5450
10/17/08 750 22.5504
10/17/08 424 22.6170
10/17/08 375 22.6370
10/17/08 175 22.8351
10/17/08 365 22.6418
10/17/08 350 22.6494
10/17/08 354 22.6473
10/17/08 364 22.6423
10/16/08 2,844 23.0623
10/16/08 900 23.1116
10/16/08 1,450 23.0842
10/16/08 2,813 23.0625
10/16/08 3,865 23.0562
10/16/08 2,851 23.0622
10/16/08 3,000 23.0611
10/16/08 3,825 23.0564
10/15/08 500 23.0300
10/15/08 3,800 23.0100
10/15/08 4,325 22.9548
10/15/08 4,500 22.9542
10/15/08 100 23.4400
TETON ADVISORS, INC.
12/04/08 23,200 20.0185
12/03/08 12,800 20.0311
10/31/08 1,000- 24.6500
10/30/08 1,000- 24.2199
10/17/08 1,000 22.3300
GABELLI FUNDS, LLC.
GABELLI VALUE FUND
10/15/08 2,000 23.0200
GABELLI EQUITY TRUST
11/17/08 1,000 22.9788
10/15/08 400 22.8950

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NASDAQ GLOBAL MARKET.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Series A Common Stock of Ascent Media Corporation, and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this December 15, 2008.

MARIO J. GABELLI
GGCP, INC.
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.
GABELLI FUNDS, LLC
TETON ADVISORS, INC.
GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
GABELLI & COMPANY, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact for Mario J. Gabelli & MJG Associates, Inc.
     President, Gabelli Securities, Inc.
     Director – GGCP, Inc.
     Director – Teton Advisors, Inc.
     President & Chief Operating Officer of the sole member of
                    Gabelli Funds, LLC.
     President – GAMCO Asset Management Inc.
     President & Chief Operating Officer – GAMCO  Investors, Inc.